EXHIBIT (a)(14)

COLONIAL COMMERCIAL CORP. EXTENDS TENDER OFFER TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 6, 2009

HAWTHORNE, New Jersey (September 23, 2009)–Colonial Commercial Corp. (“Colonial”) (OTC Bulletin Board: “CCOM,” “CCOMP”), today announced that on September 22, 2009 it extended its Tender Offer for any and all shares of its Convertible Preferred Stock at $1.25 per share from 12:00 midnight New York City time on September 22, 2009, to 12:00 midnight New York City time on October 6, 2009.

As of September 22, 2009, 142,604 shares of Convertible Preferred Stock were tendered pursuant to the offer.

For further information, please contact William Pagano, Chief Executive Officer, or William Salek, Chief Financial Officer, at (973) 427-8224.